UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265 México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

On March 29, 2019, CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) that it has issued a notice of full redemption with respect to CEMEX’s 4.375% Senior Secured Notes due 2023 (not including any notes that are redeemed on April 15, 2019, the “Notes”). The Notes will be redeemed on April 30, 2019. The total principal amount of Notes to be redeemed on April 30, 2019 is €150,000,000.

On March 13, 2019, CEMEX issued a partial redemption notice pursuant to which €400,000,000 of Notes (the “Partially Redeemed Notes”) will be redeemed on April 15, 2019 (the “Partial Redeemed Notes Payment Date”). For the avoidance of doubt, the Partially Redeemed Notes will be redeemed on the Partial Redeemed Notes Payment Date. The full amount of Notes outstanding after the Partial Redeemed Notes Payment Date will be redeemed on April 30, 2019.

A notice regarding the full redemption of the Notes on April 30, 2019 will also be given to the Irish Stock Exchange.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: March 29, 2019	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller